                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 1)(1)

                           COMMUNITY BANCSHARES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   20343H 10 6
                                 (CUSIP Number)

                              J. Fred Kingren, Esq.
                   Feld, Hyde, Lyle, Wertheimer & Bryant, P.C.
                       2000 SouthBridge Parkway, Suite 500
                            Birmingham, Alabama 35209
                                 (205) 802-7575
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 General Update
             (Date of Event Which Requires Filing of this Statement)

         If the Reporting Person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Statement on Schedule 13D, and is filing this Statement on Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Statements on Schedule 13D filed in paper format shall include a signed original and five copies of the Statement on Schedule 13D, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)
--------
         (1) The remainder of this Cover Page shall be filled out for the Reporting Person's initial filing of this Statement on Schedule 13D with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior Cover Page.

         The information required on the remainder of this Cover Page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 1           PAGE 2 OF 30 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         R. C. Corr, Jr.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                     (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         PF


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                     None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                   280,356 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                  None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                       280,356 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         280,356 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

CUSIP NO. 20343H 10 6       13D, AMENDMENT NO. 1             PAGE 3 OF 30 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.6%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6              13D, AMENDMENT NO. 1     PAGE 4 OF 30 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Doris J. Corr


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                           [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                      None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                    322,172 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                   None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                        322,172 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         322,172 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 1        PAGE 5 OF 30 PAGES




13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.6%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 1         PAGE 6 OF 30 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bryan A. Corr


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                  5,333 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                183,538 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                               5,333 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                    183,538 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         188,871 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6             13D, AMENDMENT NO. 1       PAGE 7 OF 30 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.5%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 1         PAGE 8 OF 30 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tina M. Corr


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                     (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                            [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                      None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                    32,176 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                   None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                        32,176 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         32,176 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 1           PAGE 9 OF 30 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .8%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 1        PAGE 10 OF 30 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Joan M. Currier


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                      None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                    138,334 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                   None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                        138,334 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         138,334 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 1         PAGE 11 OF 30 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.3%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6       13D, AMENDMENT NO. 1            PAGE 12 OF 30 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John David Currier


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                     NONE

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                   7,880 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                  None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                       7,880 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,880 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 1            PAGE 13 OF 30 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 1        PAGE 14 OF 30 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Christina M. Currier


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                       10,454 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                     None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                    10,454 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                         None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,454 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 1         PAGE 15 OF 30 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 1          PAGE 16 OF 30 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Oneonta Telephone Company, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Alabama



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                      None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                    120,000 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                   None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                        120,000 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         120,000 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6        13D, AMENDMENT NO. 1           PAGE 17 OF 30 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8%


14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 20343H 10 6       13D, AMENDMENT NO. 1             PAGE 18 OF 30 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         A. Lee Hanson


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                      73,648 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                    None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                   73,648 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                        None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         73,648 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 1        PAGE 19 OF 30 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.7%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 1        PAGE 20 OF 30 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jimmy C. Smith


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                       4,850 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                     None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                    4,850 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                         None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,850 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 1         PAGE 21 OF 30 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 1         PAGE 22 OF 30 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J. R. Whitlock, Sr.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                      6,230 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                    None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                   6,230 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                        None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,230 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6       13D, AMENDMENT NO. 1            PAGE 23 OF 30 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6         13D, AMENDMENT NO. 1           PAGE 24 OF 30 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         William S. Wittmeier, Jr.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                      1,260 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                    None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                   1,260 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                        None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,260 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

CUSIP NO. 20343H 10 6       13D, AMENDMENT NO. 1            PAGE 25 OF 30 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 1         PAGE 26 OF 30 PAGES



INTRODUCTORY NOTE

          This Amendment No. 1 to the Statement on Schedule 13D (this "Amendment") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 3, 1998, on behalf of the Corr Family Group, R.
C. Corr, Jr. and Doris J. Corr (the "Original Filing"). The Original Filing is hereby amended to revise each of the Items indicated in this Amendment.



ITEM 2.   IDENTITY AND BACKGROUND.

          The persons filing this Statement on Schedule 13D are R. C. Corr, Jr., Doris J. Corr, Bryan A. Corr, Tina M. Corr, Joan M. Currier, John David Currier, Christina M. Currier, Oneonta Telephone Company, Inc. ("OTELCO"), A. Lee Hanson, Jimmy C. Smith, J. R. Whitlock, Sr. and William S. Wittmeier, Jr. (individually, a "Reporting Person", and, collectively, the "Reporting Persons").

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By executing this Amendment, each of the Reporting Persons agrees that this Amendment is filed on behalf of such Reporting Person.

          Certain information with respect to each of the Reporting Persons is set forth on Schedule I, which is attached hereto and incorporated herein by reference. The Reporting Persons are filing this Amendment because they may be deemed a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although each of the Reporting Persons disclaims any membership in, and the existence of, such a group other than the group which is comprised of R. C. Corr, Jr., Doris J. Corr, Bryan A. Corr, Tina
M. Corr, Joan M. Currier, John David Currier, Christiana M. Currier and OTELCO. Neither the filing of this Amendment nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that any other group exists.

          During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



ITEM 4.   PURPOSE OF TRANSACTION.

          R. C. Corr, Jr., A. Lee Hanson, Jimmy C. Smith, J. R. Whitlock, Sr. and William S. Wittmeier, Jr. have made stockholder proposals to the Issuer, in accordance with Rule 14a-8 of the Securities and Exchange Commission, for the purpose of amending the By-Laws of the Issuer to (i) separate the positions of Chairman of the Board and President of the Issuer, (ii) appoint a committee of stockholder representatives to review the actions of the Board of Directors and management of the Issuer, (iii) restrict the composition of the Board of Directors to Directors who are independent, with the exception of one management representative who will be the President of the Issuer, (iv) declassify the Board of Directors of the Issuer, and (v) require that the independent auditor of the Issuer be a regional or national certified public accounting firm. A. Lee Hanson, Jimmy C. Smith, J. R. Whitlock, Sr. and William S. Wittmeier, Jr. are filing this Amendment as Reporting Persons because they may be deemed to be members of a "group" for purposes of Section

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 1         PAGE 27 OF 30 PAGES



13(d)(3) of the Exchange Act, although each of them disclaims any membership in, and the existence of, such a group as discussed in Item 2 hereof, which discussion is hereby incorporated herein by reference.

          On December 17, 1998, R. C. Corr, Jr., A. Lee Hanson, Jimmy C. Smith,
J. R. Whitlock, Sr. and William S. Wittmeier, Jr., together with Bryan A. Corr, who is a stockholder and a Director of the Issuer, met with Kennon R. Patterson, Sr. and Bishop K. Walker, Jr., who are the Chairman and Vice-Chairman of the Board of the Issuer, for the purpose of addressing the concerns underlying the above-described stockholder proposals. Each of the proponents of the above-described stockholder proposals expressed to management of the Issuer his individual concerns, including the excessive compensation of management and the number of related transactions between the Issuer and various members of management and members of their families. Management indicated at the meeting that it would make a response to the persons present at the meeting, but did not specify the time frame in which it would do so.

          It is anticipated that each of the Reporting Persons will evaluate the response of management of the Issuer and, depending on such response, may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer, including, but not limited to, its operations. Without regard to what Management's response may be, R. C. Corr, Jr. and Doris J. Corr, as stockholders of the Issuer, have requested that the Issuer provide them with a current list of its stockholders. The stockholder list will permit some or all of the Reporting Persons to communicate with other stockholders of the Issuer on matters of mutual interest, including, if necessary, the solicitation of proxies for use in connection with the 1999 Annual Meeting of Stockholders.

          The Reporting Persons have no present intention of purchasing any additional shares of Common Stock other than the 100,000 shares of Common Stock which R. C. Corr, Jr. attempted to acquire as discussed in Item 3 of the Original Filing, which discussion is hereby incorporated herein by reference. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may, depending upon their evaluation of the Issuer's business and prospects and the Issuer's progress toward maximizing stockholder value, determine to increase or decrease or to dispose of their positions in the Issuer. In making any such determination, the Reporting Persons will also take into consideration other available business opportunities and general economic conditions.

          Except as described in this Item 4, none of the Reporting Persons has any plans or proposals as of the date hereof that relate to or would result in,
(i) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter or By-Laws or other actions which may impede the acquisition of control of the Issuer by any person,
(viii) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(ix) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 (g)(4) of the Exchange Act, and (x) any action similar to any of those enumerated in clauses (i) through
(ix) above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a), (b) The Reporting Persons beneficially own an aggregate of 464,003 shares of Common Stock, constituting approximately 11.0% of the shares of Common Stock reported by the Issuer as outstanding as of September 30, 1998.
Schedule II, which is attached hereto and incorporated herein by reference, sets forth certain information with respect

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 1         PAGE 28 OF 30 PAGES



to the shares of Common Stock owned by each Reporting Person and the power of each Reporting Person to vote or to dispose of the shares of Common Stock owned by such Reporting Person. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons except to the extent reflected in the notes to Schedule II.

          (c) On October 16, 1998, R.C. Corr, Jr. attempted to acquire 100,000 shares of Common Stock as discussed in Item 3 of the Original Filing, which discussion is hereby incorporated herein by reference.

          (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Of the 6,230 shares of Common Stock beneficially owned by J. R. Whitlock, Sr., 2,475 shares are pledged by him as collateral to the Issuer in connection with the extension to him of a $90,050 revolving line of credit by Community Bank, a subsidiary of the Issuer. The line of credit and pledge of the 2,475 shares of Common Stock are evidenced by the document attached hereto as
Exhibit 1, which document is hereby incorporated herein by reference.

          There are no other contracts, arrangements, understandings or relationships (legal or otherwise) to which any of the Reporting Persons is a party with respect to any shares of Common Stock except the understandings and relationships discussed in Items 4 and 5 of this Statement on Schedule 13D, which discussions are hereby incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Variable/Single Interest Note, Disclosure, and Security Agreement, dated April 20, 1998, in the original principal amount of $90,050 drawn by J. R. Whitlock Sr. to the order of Community Bank.

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 1         PAGE 29 OF 30 PAGES

                                   SIGNATURES

               After reasonable inquiry and to the best of his or her knowledge and belief, each of the Reporting Persons does hereby certify that the information set forth in this Amendment No. 1 to the Statement on Schedule 13D is true, complete and correct.

Dated: December 29, 1998



                                                        R. C. CORR, JR.
                                                -------------------------------
                                                        R. C. Corr, Jr.


                                                         DORIS J. CORR
                                                -------------------------------
                                                         Doris J. Corr


                                                         BRYAN A. CORR
                                                -------------------------------
                                                         Bryan A. Corr


                                                         TINA M. CORR
                                                -------------------------------
                                                         Tina M. Corr


                                                        JOAN M. CURRIER
                                                -------------------------------
                                                        Joan M. Currier


                                                      JOHN DAVID CURRIER
                                                -------------------------------
                                                      John David Currier


                                                     CHRISTINA M. CURRIER
                                                -------------------------------
                                                     Christina M. Currier


                                                         A. LEE HANSON
                                                -------------------------------
                                                         A. Lee Hanson


                                                        JIMMY C. SMITH
                                                -------------------------------
                                                        Jimmy C. Smith


                                                      J. R. WHITLOCK, SR.
                                                -------------------------------
                                                      J. R. Whitlock, Sr.

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 1         PAGE 30 OF 30 PAGES



                                                   WILLIAM S. WITTMEIER, JR.
                                                -------------------------------
                                                   William S. Wittmeier, Jr.


                                                ONEONTA TELEPHONE COMPANY, INC.


                                                By:        BRYAN A. CORR
                                                   -----------------------------
                                                           Bryan A. Corr,
                                                         Its President and
                                                      Chief Executive Officer

                                   SCHEDULE I

                 INFORMATION RELATING TO THE REPORTING PERSONS


                                                                                      Principal Business Address
                                                                                            of Corporation
                                                                                          or Organization in
 Name and Business                                Present Principal                        Which Principal
or Residence Address                                Occupation of                      Occupation of Reporting
of Reporting Person                               Reporting Person                       Person is Conducted
--------------------                              -----------------                   --------------------------
  R.C. Corr, Jr. (1)                          Chairman of the Board and                 600 Third Avenue East
600 Third Avenue East                        Employee - Oneonta Telephone               Oneonta, Alabama 35121
Oneonta, Alabama 35121                            Company, Inc. (4)

                                               Employee - North Alabama
                                                  Cellular, LLC (5)

  Doris J. Corr (1)                           Vice President, Secretary,                600 Third Avenue East
600 Third Avenue East                      Treasurer, Director and Employee             Oneonta, Alabama 35121
Oneonta, Alabama 35121                       - Oneonta Telephone Company,
                                                       Inc. (4)

                                               Employee - North Alabama
                                                  Cellular, LLC (5)

 Bryan A. Corr (1) (2)                   President, Chief Executive Officer,            600 Third Avenue East
600 Third Avenue East                          Director and Employee -                  Oneonta, Alabama 35121
Oneonta, Alabama 35121                      Oneonta Telephone Company, Inc.
                                                         (4)

                                              Employee - North Alabama
                                                  Cellular, LLC (5)

  Tina M. Corr (2)                           Employee - Oneonta Telephone               600 Third Avenue East
600 Third Avenue East                             Company, Inc. (4)                     Oneonta, Alabama 35121
Oneonta, Alabama 35121
                                               Employee - North Alabama
                                                  Cellular, LLC (5)

Joan M. Currier (1) (3)                    President, Secretary, Treasurer,             100 Fourth Avenue West
600 Third Avenue East                      Director and Employee - Comfort              Oneonta, Alabama 35121
Oneonta, Alabama 35121                           Lifestyles, Inc. (6)

John David Currier (3)                     President, Secretary, Treasurer,           1712-A Second Avenue East
600 Third Avenue East                      Director and Employee - Quality              Oneonta, Alabama 35121
Oneonta, Alabama 35121                         Transit Sales, Inc. (7)

Christina M. Currier (3)                         Full-time Student -                      Foy Student Union
600 Third Avenue East                             Auburn University                     Auburn, Alabama 36830
Oneonta, Alabama 35121

                                                                                      Principal Business Address
                                                                                            of Corporation
                                                                                          or Organization in
 Name and Business                                Present Principal                        Which Principal
or Residence Address                                Occupation of                      Occupation of Reporting
of Reporting Person                               Reporting Person                       Person is Conducted
--------------------                              -----------------                   --------------------------
Oneonta Telephone Company, Inc.                          (4)                             600 Third Avenue East
     600 Third Avenue East                                                               Oneonta, Alabama 35121
    Oneonta, Alabama 35121

         A. Lee Hanson                             Private Investor                      No. 5 Greenbriar Lane
     No. 5 Greenbriar Lane                                                               Oneonta, Alabama 35121
    Oneonta, Alabama 35121

      Jimmy Charles Smith                      President and Employee -                  1630 2nd Avenue East
     1630 2nd Avenue East                  Jimmy Smith Chev-Olds, Inc. (8)              Oneonta, Alabama 35121
    Oneonta, Alabama 35121

      J. R. Whitlock, Sr.                  Location Manager and Employee -              3410 Rocky Hollow Road
    3410 Rocky Hollow Road                    Austin Powder Company (9)               Blountsville, Alabama 35031
  Blountsville, Alabama 35031

   William S. Wittmeier, Jr.              President, Secretary, Director and             1 Creek Side Way S.W.
     1 Creek Side Way S.W.                            Employee -                          Rome, Georgia 30165
      Rome, Georgia 30165                  Wittmeier Real Estate Services,
                                                      Inc. (10)

---------------------

(1) R. C. Corr, Jr. and Doris J. Corr are spouses. Bryan A. Corr and Joan M. Currier are the children of R. C. Corr, Jr. and Doris J. Corr.

(2)  Bryan A. Corr and Tina M. Corr are spouses.

(3) Joan M. Currier and John David Currier are spouses. Christina M. Currier is the child of Joan M. Currier and John David Currier.

(4) All of the outstanding shares of Class A Common Stock, par value $.10 per share (i.e., voting shares), of Oneonta Telephone Company, Inc., an Alabama corporation ("OTELCO"), are held by Doris J. Corr and Bryan A. Corr. R. C. Corr, Jr., Doris J. Corr and Joan M. Currier serve OTELCO in the positions indicated in this Schedule I. There are no other officers or Directors of OTELCO. The principal business of OTELCO is providing local telephone service through a local exchange network, long-distance telephone service, cable television, dial-up Internet access and advertising in Oneonta, Alabama and surrounding areas.

(5) North Alabama Cellular, LLC ("NACELL") is a 98%-owned subsidiary of OTELCO. The principal business of NACELL is operating, acquiring, constructing and disposing of cellular telephone systems in North Alabama.

(6) The principal business of Comfort Lifestyles, Inc. is the operation of a domiciliary in Oneonta, Alabama.


(7) The principal business of Quality Transit Sales, Inc. is the sale of medium- to heavy-duty trucks in Oneonta, Alabama.

(8) The principal business of Jimmy Smith Chev-Olds, Inc. is the operation of a new car dealership selling Chevrolet, Chrysler, Plymouth, Dodge, Jeep-Eagle and Oldsmobile vehicles in Oneonta, Alabama.

(9) The principal business of Austin Powder Company is the manufacture, sale and distribution of commercial explosives.

(10) The principal business of Wittmeier Real Estate Services, Inc. is performing real estate appraisals in the Rome, Georgia area.

                                   SCHEDULE II

                 INFORMATION RELATING TO BENEFICIAL OWNERSHIP OF
                      SHARES OF COMMON STOCK OF THE ISSUER
                            BY THE REPORTING PERSONS


                                             Number and
                                            Percentage of                    Number of Shares of          Number of Shares of
                                              Shares of                       Common Stock With            Common Stock With
                                             Common Stock                    Respect to Which the         Respect to Which the
                                          Beneficially Owned                 Reporting Person Has         Reporting Person Has
           Name of                  --------------------------------           Sole Voting and             Shared Voting and
       Reporting Person              Number             Percentage(1)         Dispositive Power            Dispositive Power
       ----------------              ------             ----------           --------------------         --------------------
       R. C. Corr, Jr.               280,356 (2)             6.6%                      -                       280,356

        Doris J. Corr                322,172 (3)             7.6%                      -                       322,172

        Bryan A. Corr                188,871 (4)             4.5%                  5,333                       183,538

        Tina M. Corr                  32,176 (5)              *                        -                        32,176

       Joan M. Currier               138,334 (6)             3.3%                      -                       138,334

     John David Currier                7,880 (7)              *                        -                         7,880

    Christina M. Currier              10,454                  *                   10,454                             -

 Oneonta Telephone Company,          120,000                 2.8%                      -                       120,000
            Inc.

        A. Lee Hanson                 73,648                 1.7%                 73,648                             -

       Jimmy C. Smith                  4,850                  *                    4,850                             -

     J. R. Whitlock, Sr.               6,230                  *                    6,230                             -

  William S. Wittmeier, Jr.            1,260                  *                    1,260                         1,260

R. C. Corr, Jr., Doris J. Corr,      378,015                 8.9%                 15,787                       362,228
Bryan A. Corr, Tina M. Corr,
 Joan M. Currier, John David
Currier, Christina M. Currier
    and Oneonta Telephone
  Company, Inc. as a Group

----------

(1) Percentages are determined on the basis of 4,231,320 shares of Common Stock reported by the Issuer as being outstanding on September 30, 1998.

(2) Includes (i) 160,356 shares held with Doris J. Corr as a joint tenant with right of survivorship and (ii) 120,000 shares held by Oneonta Telephone Company, Inc. ("OTELCO").

(3) Includes (i) 160,356 shares held with R.C. Corr, Jr. as a joint tenant with right of survivorship, (ii) 10,454 shares held as Co-

     Custodian with Bryan A. Corr for her minor granddaughter, Lauren M. Corr,
     (iii) 10,454 shares held as Co-Custodian with Bryan A. Corr for her minor granddaughter, Kelly B. Corr, ( iv) 10,454 shares held as Co-Custodian with Bryan A. Corr for her minor grandson, Bryan A. Corr, Jr., (v) 10,454 shares held as Co-Custodian with Joan M. Currier for her minor grandson, John D. Currier, Jr., and (vi) 120,000 shares held by OTELCO.

(4) Includes (i) 32,176 shares held with Tina M. Corr as a joint tenant with right of survivorship, (ii) 10,454 shares held as Co-Custodian with Doris
     J. Corr for his minor daughter, Lauren M. Corr, (iii) 10,454 shares held as Co-Custodian with Doris J. Corr for his minor daughter, Kelly B. Corr, (iv) 10,454 shares held as Co-Custodian with Doris J. Corr for his minor son, Bryan A. Corr, Jr., (v) 5,333 shares subject to currently exercisable stock options, and (vi) 120,000 shares held by OTELCO.

(5)  Held with Bryan A. Corr as a joint tenant with right of survivorship.

(6) Includes (i) 7,880 shares held with John David Currier as a joint tenant with right of survivorship, (ii) 10,454 shares held as Co-Custodian with Doris J. Corr for her minor son, John D. Currier, Jr., and (iii) 120,000 shares held by OTELCO.

(7)  Held with Joan M. Currier as a joint tenant with right of survivorship.


* Less than 1%.




                                      II-2